January 14, 2025

Mohammed Saif Zaveri
President and Director
Blackwell 3D Construction Corp.
706-12 Bayswater Bay By Omniyat
Business Bay, Dubai 00000
United Arab Emirates

       Re: Blackwell 3D Construction Corp.
           Amendment No. 1 to Registration Statement on Form 10
           Filed December 31, 2024
           File No. 000-54452
Dear Mohammed Saif Zaveri:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2024 letter.

Amendment No. 1 to Registration Statement on Form 10 filed December 31, 2024 Description of Business, page 4

1. We note your response to prior comment 1, but we observe on page 5 that the last
       sentence of the first paragraph under the    Blackwell     Properties &
Equipment
       section is still intact. Consistent with your response, please revise your filing to remove the statement.
2. Under your plan of operation, you describe "the capital being raised hereby," the "use of proceeds raised under this offering," and other similar language. Please delete, as the Form 10 registers your class of common stock under the Exchange Act and you are not offering securities under the Securities Act. Disclose in greater detail how you expect to fund the costs associated with each phase of your plan of operation and clarify whether you have secured any such funding.
 January 14, 2025
Page 2

Financial Information, page 23

3. We note your response to prior comment 3. It appears that some of your loans have conversion terms, such as the Loan Restructure & Repayment Agreement with Atomic Tecnologia de Negocios, S.A. de C.V., as described in footnote (1) to the
       table on page 25. Please include the conversion terms of the loans in the applicable column in the table or advise. If material, please file these agreements as exhibits or advise. In addition, please disclose the material terms of the stock agreements related to your financing activities. We note for example the recent sales of unregistered securities described beginning on page 32.
Executive Compensation, page 30

4.     Please describe the employment agreements with your officers or advise.
For
       example, we note the shares issued to your CEO on April 24, 2024 in connection with an employment agreement.
Certain Relationships and Related Transactions, page 31

5. We note your response to prior comment 4. In the first paragraph in this section, please explain why the amount due to your CEO was $62,457 as of August 31, 2024, but the amount reflected in your financial statements is $51,587. Also clarify the reference to July 31, 2024. Disclose whether you have entered into an agreement for this loan.

6. We note your disclosure that on April 24, 2024 the company issued 1,000,000 shares of common stock to your officers and directors valued at $360,200 for Blackwell
       Realtech 3D, LLC and that this asset was written off during the year ended May 31,
       2024. Please explain the reasons for this write off. See Item 404(a)(6) of Regulation
       S-K.
15. Financial Statements and Exhibits
(a) Financial Statements
Quarterly Financial Statements (unaudited), page 37

7. Please amend your Form 10 to provide updated interim financial statements and related disclosures. Refer to Item 8-08 of Regulation S-X.
General

8. We note your response to prior comment 7. The signature line on page 38 identifies
       Mohammed Saif Zaveri as the principal financial officer. However, on page 28,
       Krishnendu Chatterjee is identified as the chief financial officer and your website identifies Mitesh Rasaikar as the chief financial officer. Please reconcile.
9. We note your response to prior comment 5 and reissue. You state in your response that you have entered into a "partnership with various companies to further expand and develop the Company operational plan." Please disclose the material terms of this partnership in your filing and file the agreement as an exhibit. You also state that you are focusing on consulting services in the 3D construction and printing industry.
       Please describe these services in the filing and file any consulting agreements as
 January 14, 2025
Page 3

       exhibits. We note that your plan of operation does not include any plans for funding your costs and you disclose that you currently have no financing agreements. Finally, you do not disclose your current operations in the filing and your most recent statements of operations reflect only general and administration and professional fee expenses. Therefore, disclose that you are a shell company, as previously requested, or provide a detailed analysis with a view toward disclosure why you believe you have more than nominal operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jessica M. Lockett